

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 24, 2006

Mr. Paul W G Richardson
Group Finance Director
WPP Group plc
27 Farm Street
London W1J 5RJ England

     Re: WPP Group plc
              Form 20-F for the Fiscal Year Ended December 31, 2005
              Filed June 28, 2006

              File No. 0-16350

Dear Mr. Richardson:

     We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

              Sincerely,

              Larry Spirgel
              Assistant Director